Given Imaging First Quarter 2007 Earnings Results Conference Call

May 8, 2007

9:00 a.m. ET

Operator: Good morning and welcome ladies and gentlemen to the Given Imaging first quarter 2007 conference call. Today’s call is being recorded. At this time I would like to inform you that all participants are in a “listen only” mode.

Before we begin, I’d like to read the following regarding forward-looking statements.

During the course of this conference call, the company may make projections or other forward-looking statements regarding future events of the financial performance of Given Imaging.

We wish to caution you that such statements reflect only the company’s current expectations, and that actual events or results may differ materially.

You are kindly referred to the risk factors and cautionary language contained in the documents that the company files with the Securities and Exchange Commission; including the company’s annual report on form 20-F filed April 7, 2006. The company undertakes no obligations to update any projections or forward-looking statements in the future.

I will now turn the call over to Mr. Homi Shamir, President and Chief Executive Officer of Given Imaging. Please go ahead.

Homi Shamir: - Thank you.

Good morning everyone and thanks for joining us for our first quarter 2007 call. Joining me today is Yuval Yanai, our CFO.

It’s been a year since I joined Given Imaging. I told you at that time, how confident I was that we would be able to return the company to higher growth and profitability. I’m pleased to report that we are well on our way to achieving this goal. Over the last year, we made several important strategic, product and organizational changes that we believe will serve as the foundation for faster growth in the future.

With this foundation in place, we have initiated a strategy that we call three by three. It means that we operate in three geographic areas, the Americas, Europe, and Asia/Japan, and we have three PillCam product lines supporting our PillCam platform, PillCam SB, ESO and COLON. Previously we had only two operating regions – the US and the rest of the world. We feel that this new organizational structure will strengthen our ability to maximize regional opportunities.

On a product basis, our flagship product, PillCam SB, is and will continue to be our primary sales driver at least for the next three years.

On a geographic basis, the U.S. is our most important market and key to the success of our strategy. Last year, we shifted the sales focus of our reps to allow them to concentrate on selling PillCam SB, the recurring revenue portion of our razor/razor bladed business model, which accounts for the majority of our revenues. As a result of those efforts, we were pleased to see that PillCam sales grew by 23% in the U.S. compared to Q1 2006, and we believe that we will be able to continue to deliver this level of growth going forward.

Outside of the U.S., there were two very important events that occurred during the quarter that will expand our global footprint and reinforce our presence around the world.

Two weeks ago, Japan’s ministry of Health, Labor and Welfare granted regulatory approval to sell and market PillCam SB. Since then, our distributor Suzuken’s 28 dedicated reps have started promoting to gastroenterologists that we’ve identified as being early adaptors. We have started the process to obtain PillCam SB reimbursement and anticipate a decision in the next 9 - 12 months.

The second big strategic announcement during the quarter was that we formed a broad collaboration agreement with Fujinon Corporation, a global leader in optical technologies and endoscopic equipment. This agreement is focused on research and development, component sourcing and distribution of our products by Fujinon. We believe that this collaboration will harness the complimentary strengths of both organizations so that we maximize the market penetration for our products and remain at the forefront of technology innovation.

We have also strengthened our presence in Europe and anticipate an increased contribution to revenues from PillCam SB from this region going forward.

A more favorable reimbursement environment in our key countries is an important growth driver. In France, we expect nationwide reimbursement for PillCam SB to begin in the fall of 2007. France has a population of more than 60 million, so this will be an important milestone.

In the U.S., we’re focused on expanding reimbursement for PillCam SB as a primary diagnostic tool. Currently, twenty one million individuals in the U.S. have access to PillCam SB as a primary diagnostic tool, and we expect this number to increase substantially this year.

Just yesterday we announced that Wisconsin Physicians Services which serves approximately 3 million Medicare members in Wisconsin, Illinois, Michigan and Minnesota, expanded its coverage policy for capsule endoscopy of the small bowel as a primary diagnostic tool.

We expect revenue from PillCam ESO to grow as we work together with our partner InScope to increase awareness among liver centers and GIs about the value of using PillCam ESO as a screening method for esophageal varices. Key to building utilization will be to increase the number of health plans that will issue or expand reimbursement for this indication. With a dedicated PillCam ESO CPT code in place as of January 1, we have the right framework to do this and will continue to make reimbursement a top priority throughout the year.

Turning now to our third approved capsule, PillCam COLON, we plan to begin selling in Europe during the third quarter. In the U.S., we have submitted our data packages to the FDA and we hope to hear back soon. Assuming a positive decision, we will launch and market PillCam COLON shortly thereafter. We will be initially marketing PillCam COLON for patients who have had incomplete colonoscopies as well as for those individuals who don’t want to have a colonoscopy.

So in summary, while we anticipate PillCam ESO to contribute more, and PillCam COLON to start to contribute to revenues, they will have a relatively small impact on our total revenues this year.

I am pleased with the solid $23.1 million in revenues we achieved in the first quarter which represents an increase of 14% compared to the first quarter of 2006. Based on the progress we’ve made year-to-date, we’re confident that we can achieve our previously provided 2007 revenue guidance of between $114 to $119 million which would deliver year over year growth of between 20-25%.

In fact, we’ve decided to refine our revenue guidance, and now expect that revenue will be near the higher end of this range.

In summary, we believe that our 3x3 global strategy will accelerate growth this year as we’ll be generating revenue from three imaging capsules this year, PillCam SB, PillCam ESO and PillCam

COLON, as well as our Agile Patency capsule. In addition, we’ll be generating revenue from three geographic areas, the Americas, Europe, and Asia/Japan.

Before I turn the call over to Yuval to review our Q1 financial results, I’d like to mention that DDW, the largest GI medical meeting of the year will take place from May 20 - 23 in Washington DC. We’re planning on launching some exciting new products there and will be issuing a press release around the time of DDW. We will also host a briefing at the booth so let us know if you plan on attending the conference.

In addition, on Thursday, May 24, we’ll be hosting an analyst/investor meeting in New York and we’ll be discussing our 3x3 global strategy in more detail. We’ll also have a panel of physicians to review highlights of the PillCam data presented at DDW. We invite members of the financial community to attend or listen to the webcast of this event.

I’ll now turn the call over to Yuval.

Yuval Yanai: Thanks Homi.

In the first quarter, we achieved sales of $23.1 million. 67% of sales were in the U.S. and 33% from Europe and the rest of the world. We sold 42,100 PillCam capsules in the quarter, an increase of 19% over the first quarter of last year. Approximately 72% or 30,200 capsules were sold in the U.S. Worldwide reorders of PillCam SB increased by 12% this quarter compared to the first quarter of 2006. As of March 31st, we have cumulatively sold approximately 522,000 PillCam SB capsules worldwide.

In terms of revenue breakdown, PillCam capsule sales accounted for 87% of total revenues, workstations and data recorders accounted for 11% of total revenues and service income accounted for 2%.

Worldwide, we sold this quarter 148 systems, compared to 99 systems sold in Q1 of 2006. 79 workstations, or 53% of total workstation sales this quarter, were sold in the U.S. This brings our cumulative system deliveries, worldwide, to almost 3,600, of which almost 2,300 systems are installed in the U.S.

Gross margin in the first quarter of 2007 was 73.9%, compared to 74.6% in the first quarter of 2006. This gross margin is in line with our guidance for the year which is between 73% to 75%.

On a GAAP basis, the Company reported a net income of approximately $100,000 in the first quarter of 2007, compared to a net loss of $3.0 million or 11 cents per share in the first quarter of 2006. The first quarter of 2007 GAAP results include the impact of $1.1 million due to the adoption of FAS 123R in 2006. Excluding the impact of this FAS, the Company reported a non-GAAP net income of $1.2 million, or 0.04 cents per share on a diluted basis in the first quarter of 2007 compared to a net loss of $1.7 million, or .06 per share in the first quarter of 2006.

Consolidated cash, cash equivalents and marketable securities as of March 31st totaled $96.3 million.

A breakdown of the compensation expenses by line item is part of our detailed financial information posted on the investor relations section of our website.

Moderator, you may open the call for questions now.

Operator: Thank you. The question-and-answer session will be conducted electronically. If you would like to ask a question today, you may do so by pressing the star key followed by the digit one on your touch tone telephone. If you’re using a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment. Again, that is star one for any questions or comments at this time and we’ll pause for just a moment to give everyone an opportunity to signal.

And we’ll take our first question from Yair Reiner at CIBC World Markets.

Yair Reiner: Good morning, Homi; good morning, Yuval.

Homi Shamir: Hi. Good morning, Yair.

Yair Reiner: First a question about the just completed quarter. It looks like operating expenses were down, pretty markedly both on a quarter-on-quarter and on the year-on-year basis. Can you just give us some information about what was behind that and how we should think about operating expenses for the rest of the year?

Yuval Yanai: Thanks for the question, Yair this is Yuval, this correct, operating expenses are down, and there are two reasons for that. One of them, since the first quarter of last year, which wasn’t the best quarter for us, we implemented much tighter control on expenses and we can see the results and I think that during the conference call when we discussed guidance for ‘07, I think that we said that G&A expenses in ‘07 are going to be flat, may even decline, excluding the IP litigation expense, so percentage wise we’ll see a significant decline. Also marketing expenses will only represent about between 10 to 15 percent increase while revenues should grow much faster than that. The only line item which will grow at the same pace as revenue is R&D, and even in R&D I think that the end of the day the expenses were slightly down compared to the same quarter of last year.

Yair Reiner: So if we look at R&D, let’s say, for the rest of the year, should we expect that they’ll catch up to still grow at the same pace as the top line or have you refined your expectations in terms of R&D spent for the year?

Yuval Yanai: Basically, the answer is yes, however some of the R&D expenses relate to our clinical trials and it also depends how quick these clinical trials will proceed, so there is a kind of a, a part of the expense in R&D which is – sometimes it can not really be predicted when it happens, but over the year, we expect R&D expenses to grow in about 20 to 25 percent the same as revenues.

Yair Reiner: OK. Very good. Now, the question about your growth projections for the year. In the quarter, I think your growth was something around 14 percent on the top line, so obviously you’re expecting meaningful acceleration here in the last two or three quarters of the year. I was wondering if you’d just kind of explain to us if you expect most of that ramp to be in SB sales or how meaningful do you expect the Japanese workstations sales to factor into your second half guidance?

Homi Shamir: Yair, I’ll start and then I’ll pass to Yuval. When we planned the year, we knew that the first part would be slower than the second part mainly because of the additional, what I call “all stars” that we are getting behind us, Japan, for example, or we start implementing more and more focusing of the growth of capsules in the U.S.A. The 23 percent growth, it’s just the beginning of where we wanted to be – more growth in capsules in the U.S.A., and that’s where we are thinking that the second part of the year will be much faster in the growth compared to the first part of the year, but I will pass now back to Yuval.

Yuval Yanai: OK. Some of the or most of the growth, the new growth, engines are planned to start benefiting us during the second half of the year - take Japan - we received the clearance only about two weeks ago, so it takes time for the revenue to start ramping up. We don’t have yet any news about yet about new reimbursement for ESO capsule we expect that to happen along the year, and revenue will grow together with that.

We expect the French reimbursement also to occur during the second half of the year, so, if you look at the different components of growth, specifically the new ones, they are more or less during the second half of the year. This is why during the next three quarters we have to accelerate growth in order to achieve our target for the year.

Yair Reiner: So it sounds like you were saying that second quarter we should expect some growth, but really the bulk of it will happen in the third and the fourth quarter.

Yuval Yanai: I don’t want to – we intended not to provide quarterly guidance, and therefore I will not recommend, but if you make a simple metric to see how much revenue we have to generate in the next three quarters, it means that we need to show a nice growth also in the second quarter.

Yair Reiner: Thank you. I’ll get back in the queue. Thank you very much.

Homi Shamir: Thanks.

Operator: We’ll take our next question from Ed Shenkan at Needham and Company.

Ed Shenkan: Was just wondering if you guys could comment at all on the PillCam sales in the United States. It was, what, 30,200 in the first quarter, and in the fourth quarter it was over 38,000. Could you tell us, was that expected, and what would you attribute that to?

Yuval Yanai: Good morning, Ed. This is Yuval. Well, the – originally, we thought that the first quarter was going to be lower or compared to other quarters. This is – part of that, because of the buying patterns, some of our customers, which buy more capsules towards the end of the year, specifically because they are budgeted institutions. I think that the 30 point something of thousand capsules, I think what it is important is the increase in the number of capsule sales, period over period is 23 percent. I don’t think there is – it’s adequate to compare Q1 to Q4. We compared Q1 to Q1, and that’s how we measure it, and this is how we measure our growth.

Homi Shamir: One more thing, this was the second largest quarter in our history of selling PillCams, so it was a good quarter, and you yourself know there are cycles all the time between Q4 to Q1.

Ed Shenkan: Should we expect that cycle between Q4 to Q1 to occur at the end of this year as well?

Yuval Yanai: Well, you ask about Q1, Q4 is part of this year, this cycle will occur again in the first quarter of next year.

Ed Shenkan: OK. And then as far as litigation expense, in the second quarter we’re about halfway through. It’s hard for us as outsiders to have an idea what you might be spending. Is there any approximation you could give us as, you know, what’s happening on total litigation, any update?

Yuval Yanai: Well, we spent approximately $400,000 in the first quarter. Second quarter is not going to be lower than this amount. Some of the expenses may be triggered, depends on how the discovery is progressing. This is something which is beyond our control, and therefore we said that we would provide information with regard to the IP litigation expenses. I can remind you that we already estimated that the total amount can have an effect of about 13 cents per share on our annual results.

Ed Shenkan: And last question, I’ll get back in the queue, is on Japan. Sounds like you guys are expecting significant revenues in the second half of the year, but your comment was that reimbursement wouldn’t happen for nine to 12 months, which implies ‘08, so are you expecting, significant revenues before reimbursement, and just walk us through why that might occur.

Homi Shamir: Yes, Ed, I think we all the time say that reimbursement will be 9 to 12 months from the date we granted the approval in Japan, we look at the significant revenue this year, many of workstation because we sell, obviously when we get reimbursement we will see a ramp up in many in capsule sales, and I think previously we said that we see this as a very similar pattern, as when we introduced PillCam SB North America, so that’s, I’m hoping, answering your question.

Ed Shenkan: OK. Thanks. I’ll jump back in queue.

Operator: And as a reminder if you would like to ask a question today, it is star one. That’s star one at this time for any questions or comments.

We’ll take our next question from Anthony Petrone at Maxim Group.

Anthony Petrone: Thank you, guys. Couple questions on Fujinon and France. When you get the reimbursement in France, will they be the exclusive distributor there, and will you be going direct in France as well?

Homi Shamir: No. First, Anthony, we are direct in France, OK? We have about, don’t want to get to the number, we have substantial infrastructure in Europe, in an administrative point of view and also obviously direct sales people. We will be working directly there, but if we see a benefit to involve

Fujinon we will look at it and see what’s the benefit of involving Fujinon into this country and they can give us additional ((inaudible)) we will see what it means to us, but overall France is a direct country.

Anthony Petrone: OK, and just a – you mentioned 21 million lives are now covered as a primary diagnostic in the U.S. Is the company actively pursuing to get more lives in the U.S. covered as a primary diagnostic for SB, and can you give, I guess, an estimate for, say, every 5 million lives additionally covered, what that would mean in small bowel adoption in the U.S.?

Yuval Yanai: Hi, Anthony. This is Yuval. Well, we have quite an ambitious target for the year although some of that is not necessarily under our control, but I think that we said during the call that reimbursement is key for our success and that we will put a lot of efforts. We believe that there is a good chance that towards the end of the year we will see many tens of million of lives already covered as a primary diagnostic tool, although we cannot tell you exactly at what stage it’s going to happen, but hopefully sooner than later.

On top of that, we know from statistics which are unfortunately not big enough, that in areas where we have coverage as first line, or primary diagnostic tool, there is a better performance of our customers in terms of the usage or reorders of capsules. I think that once we have a few more tens of thousands, statistics will be much better to give better insight, but we are confident that any additional revised policies will contribute to the growth of the company.

Homi Shamir: And Anthony, it’s Homi, it’s a top priority, both in SB and ESO, and in the ESO the reimbursement with the ESO, we are working together with Johnson and Johnson or InScope, but it’s our top priority as a management, is that in SB, we’ll get as fast as we can more first lines and in ESO together with Johnson and Johnson to try to expand from the 6.6 million lives covered now to expand it also to the range of tens of millions this year.

I also strongly believe that when you reach certain amount, let’s assume if you reach in SB of 50 or 60 million, then it will be easier to achieve the next 50 or 60 million, and when you reach a hundred it will be much faster to reach the next hundred. As soon as, you know it’s all the time its how to push the beginners, but we have the societies endorsing it, we have the doctors endorsing it, it’s taking time to file, it’s some administrative work, but all in all, we believe also that if we can create some also direct to consumer awareness in the market place, that can help also drive more awareness and convey the insurance to move faster and award Given, or PillCam endoscopy as a first line tool.

Anthony Petrone: That’s very helpful. Thank you, guys and just a quick follow-up to that on COLON. So the first approach with COLON, we expect a real direct to consumer approach there as well, or are you going after some top university hospitals?

Yuval Yanai: No, I think that the direct consumer approach is too expensive at this early stage while there is no reimbursement. As we wait, on the other hand, I truly believe that once we have as we said before, a good number, tens of millions of lives covered as a primary tool for SB, that there will be room for a DTC approach.

Anthony Petrone: OK. Thanks, guys. Great. Congratulations.

Operator: And we’ll take a follow-up question from Yair Reiner at CIBC World Markets.

Yair Reiner: Yes, first I just want to follow up on the last series of questions. I know there’s limited amount of data, but at this point can you predict, you know, when you get more first line SB approvals, how long do you expect the delay to be between getting those approvals and then starting to see a ramp in orders because obviously you have to go into the doctors and educate them now about the new reimbursement regime, and so forth. When we think about that, if tomorrow all of a sudden you get another 40 million in first line, when do you expect that to actually start impacting your business?

Homi Shamir: Yair, it’s a mixed question. Obviously there is the matter of education and going and educating the doctors. On the other end, there is in certain states, correction of the policies. The doctors are pushing them, they want it, so the sales force is already gearing to that. So, you know, it could take three to six months, I assume, in certain areas. Again depends on what it’s including in the coverage, and again in certain states, I see the demand, it’s really for example in the Wisconsin area, the one that we just came, announced a few days ago, it really was laid by physician pressure. OK, so physician, our user, our customer, put pressure on the Medicare to go and change it together with us, and I think over there it will be faster for implementation compared to other places, so it’s really very, very hard to see but, there is no doubt in my mind, there is a really a great correlation between seeing a jump in SB reorders in areas where we see first line tools.

Yuval Yanai: Yair, just one more comment. At least our estimate with regard to how many lives are going to be covered during this year, only embedded in our focus for the year, so we need to get that in order to achieve our target, and we are quite confident we’ll get it. But at this point of time, if we advise about additional primary diagnostic tool coverage, it doesn’t mean that that will change our estimate for the year.

Yair Reiner: Understood. Another follow-up question on Japan, I guess probably for you Yuval, as sales start to ramp up there in the second half, how should we anticipate that impacting the model?

Obviously, you know, there’s going to be an impact in terms of minority interest. I’m not sure the extent to which sales are going to impact your sales and marketing expense since it’s not really direct model, per se. I was hoping you could just walk me through how you expect the revenue from Japan to actually hit the P&L.

Yuval Yanai: OK. Let me tell you that at least, at this point of time, work under the assumption that the contribution from Japan will be more or less the same contribution as in other direct areas. This is mainly because we don’t know yet what’s going to be the level of reimbursement in Japan which will affect the selling price of the distributors to the end user, and the selling price of our subsidiary to the distributor.

Now because we don’t expect the ramp in Japan to be very high this year, whatever happens will not have any significant effect on our factor, so I assume that with your model, you use the same parameters as you use for any other direct sales, and if we find out later on if there is a significant change, of course, we will advise the financial community, so you will be able to change your model accordingly.

Yair Reiner: Thank you.

Operator: And we’ll take our next question from Ed Shenkan at Needham and Company.

Ed Shenkan: Thanks Homi. As a follow-up on the COLON pill, you guys, you know, did something very impressive last year getting the first approval of a colon product in the world, and this year we’re expecting the U.S.A. approval. What should we expect as far as stocking into the channel of that product, you know, will you be selling 10-packs or might you start out with lower quantity packs, and if you could, tell us when you might have filed COLON. Thanks.

Homi Shamir: Well, first we filed for the FDA, as you know, and we are expecting to get a reply from them soon. And again, FDA could come with some questions. We will see what will come out and how we’ll proceed. At the moment, we are planning to sell it to the state, probably in 5 or 10-packs. We don’t want to flood the market. We want it to go cautiously into it to make sure everything is working. We believe that COLON represents a huge potential for us. We are not in a rush to launch it, that’s why we are taking some time in Europe, making sure and we said although we got CE earlier in the late of last year, we are planning to really officially start launching the product and selling it only from the beginning of Q3. So, we are taking our time and I’m sure will take some time in America to make sure what we are doing is the right step in order to build a huge momentum into the COLON capsule. Obviously after that, we need to do the CPT, we need to get reimbursement, and in between we are hoping to, to come with a much improved product, so that’s our direction.

Ed Shenkan: I would think you’ll want to get, a package of colon capsules in every place where there’s a workstation, and that’s why I’m just trying to figure out numbers to put around it. There’s 2,000 workstations roughly in the U.S.A., and if you put 10-packs in every office, then that could represent $10 million dollars. Is that not the way you think about it, or just, how should we think about it for the initial stocking revenues?

Yuval Yanai: Well, I think that the – our marketing strategy is an issue that we tend to keep to ourselves, and we will have developed it. We have different alternatives, and we will discuss them when we start selling.

Ed Shenkan: And the last question, Yuval, the 20F, when should we expect it for 2006?

Yuval Yanai: Soon.

Ed Shenkan: OK. No other questions. Look forward to seeing you guys at the investor day.

Operator: And we have no further questions at this time. I’d like to turn the conference back over to our host for any additional or closing remarks.

Homi Shamir: Thanks for joining us today. We are pleased with our performance this quarter and are confident that we will continue to execute on our strategy. We look forward to meeting some of you at DDW which will take place in Washington, D.C. May 20 to 23rd. If you would like to attend our May 24th analyst/investor lunch, please contact our investor relations firm, Lazar Partners.

Thanks again.

Operator: Thank you. That does conclude today’s conference. You may disconnect at this time.

END